September 12, 2025

Cynthia Lo Bessette
President
Fidelity Solana Fund
c/o FD Funds Management LLC
245 Summer Stree V13E
Boston, MA 02210

       Re: Fidelity Solana Fund
           Amendment No. 2 to Registration Statement on Form S-1
           Filed August 29, 2025
           File No. 333-288046
Dear Cynthia Lo Bessette:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 15, 2025 letter.

Amendment No. 2 to Registration Statement on Form S-1
General

1. We note your disclosure that you may seek to use or hold liquid staking tokens. To the
       extent you intend to list your shares under the exchange   s proposed
generic listing
       standards, please tell us why you believe you are permitted to hold liquid staking tokens. Otherwise, please revise to remove references to using or holding liquid staking tokens or to clarify that they are not a permissible holding. Cover Page

2. We note your disclosure here and throughout that the Sponsor may "seek to utilize alternative means to engage in staking activities." Please revise to disclose the
 September 12, 2025
Page 2

       "alternative means" to which you are referring in addition to liquid staking tokens.
Prospectus Summary
SOL Staking Activities, page 3

3. You state here that under normal circumstances, the Sponsor will seek to stake all of
       the Trust   s SOL except for SOL reserved by the Sponsor in its sole
discretion to
       facilitate foreseeable redemption transactions, pay Trust expenses or otherwise protect the Trust and its assets. Please revise to quantify the percentage of the Trust's SOL you intend to stake under normal circumstances in light of the exceptions you identify in your disclosure, or tell us why you are unable to do so. Please also tell us, with a view towards revised disclosure, whether a current percentage of the Trust's SOL being staked will be made publicly available to investors on a regular basis, including on your website or otherwise.
The Trust's Staking Program
Liquidity Risk Management, page 78

4. We note your revisions in response to comment 4. Please confirm your understanding that we may have additional comments upon review of a materially complete description of your staking program liquidity risk policies and procedures.
       Please contact Kate Tillan at 202-551-3604 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Sandra Hunter Berkheimer at 202-551-
3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Morrison C. Warren, Esq.